Mail Stop 0308

      June 22, 2005

David G. Fiore
President and Chief Executive Officer
AAC Group Holding Corp.
7211 Circle S Road
Austin, Texas 78745

	Re:	AAC Group Holding Corp.
		Amendment No. 3 to Registration Statement on Form S-4
      Filed June 7, 2005
      File No. 333-121479

Dear Mr. Fiore:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements and Notes to Consolidated
Financial
Statements

Note 17: Business Segments, page F-35

1. We have read the response to comment 4 of our letter dated May
11,
2005.  Additionally:

We note your assertion that some of the detailed information included in the reports provided to us are not used to manage your business and are the result of legacy systems and are also supportive in the preparation of tax information for separate legal entities. It appears that the reports you provided to us were prepared with the help of a spreadsheet and were not generated directly by the legacy systems. Given your assertion that it is not necessary for your chief operating decision maker to have this information, please explain to us why you have not prepared a report that is more condensed. Further, many of the reports that you have provided to us compare current actual results with budgeted and prior year results.
Please explain to us how this type of comparison would be necessary for the sole purpose of preparing tax returns. We also note that in exhibit 21.1 that you filed on December 21, 2004, you list nine subsidiaries that do not correspond exactly with the line items that you have included in your internal reports. Please explain to us the purpose of the classifications that you have presented in your reports and how this facilitates the preparation of your tax returns.

We note your assertion that the nature of the production process of yearbooks, graduation products and jewelry are the same since they are all made to order. Please explain to us why it is necessary to produce these products in separate facilities. Please tell us why you cannot print yearbooks on the same production line that produces rings. Please explain to us in more detail the similarities that exist in the production of books as compared to jewelry. We note that your response fails to discuss these similarities beyond the first two sentences of the paragraph addressing this point. For example, you fail to discuss how raw materials, such as paper and ink, are applicable to the ring production process.

We note your attempt to integrate the sales force of the acquired business. However, it appears that this effort is still ongoing.

Given the above, we continue to believe that you have more than two operating and reportable segments. Please explain to us in more detail why you would not have separate reportable segments for (1) Taylor yearbooks, (2) high school and college rings sold on campus,
(3) class rings sold through retail channels, (4) other jewelry, and
(5) other publications.

*****


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


You may contact Dave Irving at (202) 942-1920 or Mike Moran,
Accounting Branch Chief, at (202) 942-2823 if you have questions regarding comments on the financial statements and related
matters.
Please direct any other questions to Howard M. Baik at (202) 942-
1963
or to Ellie Quarles, Special Counsel, at (202) 942-1859.


Sincerely,


H. Christopher Owings
Assistant Director

cc (via fax):  Joel F. Freedman, Esq.


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David G. Fiore
AAC Group Holding Corp.
June 22, 2005
Page 4